SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 5, 2006
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X     Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):
Yes No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):
Yes No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes No X
Enclosure: Press release – AngloGold Ashanti announces results of Annual General Meeting

ANGLOGOLD ASHANTI LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1944/017354/06)
("AngloGold Ashanti")
JSE Share Code: ANG ISIN: ZAE 000043485
Results of annual general meeting
Shareholders are advised that at the annual general meeting of shareholders of AngloGold
Ashanti held on Friday, 5 May 2006, all ordinary and special resolutions, as specified in the notice of the meeting dated 15 March 2006, were passed by the requisite majority of shareholders.
The Special Resolution will be lodged with the Registrar of Companies for registration.
As anticipated in the 2005 Annual Report, Mr K H Williams retired from the board of directors and this is effective from 6 May 2006.
Johannesburg
5 May 2006
JSE Sponsor : UBS

DIRECTORATE CHANGES
The following changes will take place to the board of AngloGold Ashanti Limited with effect from
6 May 2006:
Name Nature of Change
Mr K H Williams (Executive director : marketing) Resigned as a director effective 6 May 2006
Taking account of the above the board of directors should read as follows:
Directors                                                                               Alternate
Directors
Mr R P Edey (Chairman) (British)
Dr T J Motlatsi (Deputy Chairman)
Mr R M Godsell (Chief Executive Officer)
Dr S E Jonah, KBE (President)(Ghanaian)
Mr F B Arisman (American)
Mr R E Bannerman (Ghanaian)
Mrs E le R Bradley
Mr C B Brayshaw
Mr R Carvalho Silva (Brazilian)
Mr R Médori (French) Mr P.G. Whitcutt
Mr W A Nairn Mr A.H. Calver (British)
Mr N F Nicolau
Mr S R Thompson (British)
Mr A J Trahar
Mr S Venkatakrishnan (British)
Mr P L Zim Mr D.D. Barber
5 May 2006
JSE Sponsor – UBS

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: May 5, 2006
By: /s/ C R Bull
Name: C R Bull
Title:    Company Secretary